UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Exercise of overallotment option in connection with the initial public offering of Agencia Comercial Spirits Ltd

As previously report, Agencia Comercial Spirits Ltd (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) on October 21, 2025 with D. Boral Capital LLC as representative of the underwriters named on Schedule A thereto (collectively, the “Underwriters”), relating to the Company’s initial public offering (the “Offering”) on a firm commitment basis of an aggregate of 1,750,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a public offering price of US$4.00 per Class A Ordinary Share (the “Offering Price”). In addition, the Company has granted the Underwriters a 45-day option to purchase up to an additional 262,500 Class A Ordinary Shares at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering.

The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “AGCC” on October 22, 2025.

On October 29, 2025, the Underwriters exercised the over-allotment option in full to purchase an additional 262,500 Class A Ordinary Shares of the Company at the Offering Price of US$4.00 per share, resulting in additional gross proceeds of US$1.05 million, before deducting underwriting discounts and offering expenses payable. The issuance of the over-allotment option shares closed on October 31, 2025. Following such closing, the total number of Class A Ordinary Shares in the Offering increased to 2,012,500 shares, bringing the total gross proceeds from the Offering to US$8.05 million, before deducting underwriting discounts and offering expenses payable.

On October 31, 2025, the Company issued a press release furnished herein as Exhibit 99.1, announcing the exercise of the over-allotment option.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated October 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: October 31, 2025	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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